Exhibit 99.1

News Release

Orla Mining Starts 2024 with Continued Strong Operating Performance at Camino Rojo

VANCOUVER, BC, April 10, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an interim operational update for the first quarter ended March 31, 2024 and an update on its activities in Panama.

(All amounts expressed in millions of US dollars, as at March 31, 2024 and are unaudited unless otherwise stated)

First Quarter 2024 Camino Rojo Oxide Mine Operational Update

The Camino Rojo Oxide Mine produced 33,223 ounces and sold 32,046 ounces of gold during the first quarter 2024.

Camino Rojo Mining and Processing Totals		Q1 2024
Ore Mined	tonnes	1,943,865
Waste Mined	tonnes	872,571
Total Mined	tonnes	2,816,435
Strip Ratio	w:o	0.45
Ore Stacked	tonnes	1,783,305
Daily Stacked Throughput Rate – Average	tpd	19,597
Stacked Ore Gold Grade	g/t	0.82
Gold Produced	oz	33,223
Gold Sold	oz	32,046

At March 31, 2024, Orla had a cash position of $118.1 million and total debt position of $88.4 million, resulting in a net cash position of $29.7 million[1]. The Company has $61.6 million undrawn on its revolving credit facility which supports total liquidity of $179.7 million at quarter end1. The current liquidity position is shown below. Financial and operating results for the first quarter 2024 will be provided on May 14, 2024.

Liquidity Position

Cash position	$118.1
Long-term debt[2]	$88.4
Net cash[1,2]	$29.7
Undrawn debt available	$61.6
Total available liquidity[1]	$179.7
____________________________
[1] Net cash and liquidity are non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.
[2] Long-term debt and undrawn debt may not tie due to rounding

Panama Update

Further to the Company's March 19, 2024 news release, the Company has filed a Notice of Intent to Arbitrate with the Government of Panama in respect of the Cerro Quema Project.

On October 27, 2023, Panama's President signed Executive Decree No. 23/2023 that prohibited the granting of new concessions for the exploration, extraction, transportation, and exploitation of metal mining in Panama. On November 3, 2023, the National Assembly of Panama passed Law 407 that included a moratorium on granting, renewing, or extending concessions for the exploration, extraction, or exploitation of metal mining in Panama. On December 15, 2023, Minera Cerro Quema, S.A., the Company's subsidiary that holds the Cerro Quema Project, received three resolutions from the Panamanian Ministry of Commerce and Industry. The resolutions rejected the request for extension for the three mining concessions comprising the Cerro Quema Project, retroactively declared the concessions canceled, and declared the area comprising the concessions to be a reserve area under the Panamanian mining code. Under the Panamanian mining code, MICI is prohibited from granting mining concessions for exploration or extraction on a reserve area.

The Notice of Intent to Arbitrate was filed under the Canada-Panama Free Trade Agreement (the "FTA") and is intended to facilitate consultations between the Government of Panama and the Company. If these consultations are not successful, the Company expects to file a formal Request for Arbitration under the FTA late in the second quarter 2024. Although the Company intends to pursue these legal remedies, the Company's preference is a constructive resolution with the Government of Panama that results in a positive outcome for all stakeholders.

First Quarter 2024 Conference Call

Orla will host a conference call on Wednesday May 15, 2024, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the first quarter 2024:

Dial-In Numbers / Webcast:

Conference ID:            5844017

Toll Free:                     1 (888) 550-5302

Toll:                             1 (646) 960-0685

Webcast:                    https://orlamining.com/investors/presentations-and-events/

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP").  In this section, all currency figures in tables are in millions, except per-share and per-ounce amounts.

All-in Sustaining Costs

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. The Company reports ASIC on a per-ounce sold basis. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Net Cash

Net cash is calculated as cash and cash equivalents and short-term investments less total debt at the end of the reporting period.  This measure is used by management to measure the Company's debt leverage.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH	Mar 31, 2024	Dec 31, 2023
Cash and cash equivalents	$ 118.1	$ 96.6
Long term debt	(88.4)	(88.4)
NET CASH	$ 29.7	$ 8.2

Liquidity

Liquidity is calculated as the sum of cash and cash equivalents, short-term Investments, and the undrawn amount available under the Company's revolving credit facility. Liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that liquidity is useful to evaluate the liquid assets available to the Company.

LIQUIDITY	Mar 31, 2024	Dec 31, 2023
Cash and cash equivalents	$ 118.1	$ 96.6
Total credit facility available	150.0	150.0
Credit facility principal drawn down	(88.4)	(88.4)
LIQUIDITY	$ 179.7	$ 158.2

Preliminary Financial Results

The financial results contained in this news release for the three-month period ended March 31, 2024 are preliminary. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's interim consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal period end accounting procedures and adjustments.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including statements regarding the Company filing a Request to Arbitrate with the Government of Panama. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

View original content: http://www.newswire.ca/en/releases/archive/April2024/10/c5169.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 10-APR-24